Filed by Chardan North China Acquisition Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Corporation: Chardan North China Acquisition Corporation
Commission File No.: 000-51431

CONTACT:	-OR-	INVESTOR RELATIONS COUNSEL:

Richard Propper, MD		The Equity Group Inc.
Chairman		Adam Prior
Chardan North China Acquisition Corp.		(212) 836-9606
(619) 795-4627		aprior@equityny.com
Devin Sullivan
(212) 836-9608
dsullivan@equityny.com

FOR IMMEDIATE RELEASE

CHARDAN NORTH CHINA ACQUISITION CORP. ANNOUNCES
UNAUDITED FINANCIAL RESULTS OF ACQUISITION CANDIDATE FOR
THE THREE MONTHS ENDED SEPTEMBER 30, 2006

Comprehensive Income Increases to $5.8 Million from $4.4 Million

San Diego, CA and Beijing, China - February 15, 2007 - Chardan North China Acquisition Corp. (OTCBB: CNCA, CNCAU, CNCAW) ("Chardan North"), a SPAC® organized for the purpose of acquiring an operating entity in the PRC, and its wholly-owned subsidiary, HLS Systems International Ltd., announced today the unaudited financial results for the three months ended September 30, 2006 for its acquisition candidate, Gifted Time Holdings, Limited (see attached tables).

Gifted Time Holdings had comprehensive income of $5.8 million for the three months ended September 30, 2006, a 30.6% increase from comprehensive income of $4.4 million for the three months ended September 30, 2005. Net income for the three months ended September 30, 2006 was $5.2 million, the difference reflecting adjustments related to currency translations that created a positive effect of approximately $0.5 million due to the appreciation of the RMB against the dollar. Net income for the three months ended September 30, 2005 was $3.8 million.

Gifted Time Holdings is the majority stockholder of Chinese operating companies that do business under the HollySys trademark and together form the leading Chinese domestic automation control systems company.

Additional information regarding Chardan North, Gifted Time Holdings, and HollySys is available in the Form S-4/A that Chardan North filed with the Securities and Exchange Commission yesterday. A copy of the filing in its entirety is available at www.sec.gov.

About Chardan North and HollySys
Chardan North China Acquisition Corp. is a blank check company incorporated in March 2005 to acquire an operating business based north of the Yangtze River in the People's Republic of China (“PRC”). On February 2, 2006, the Company announced a definitive stock purchase agreement pursuant to which it will acquire a controlling interest in Beijing HollySys Company, Limited and Hangzhou HollySys Automation, Limited (collectively referred to as “HollySys”). HollySys has become one of the leading automation systems providers in the PRC, developing a number of core technologies and completing over 3000 projects utilizing a wide array of automation products.

Chardan North China Acquisition Corp.	Page 2
February 15, 2007

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about Chardan North, HollySys and their combined business after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Chardan North's and HollySys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which HollySys is engaged; cessation or changes in government incentive programs: potential trade barriers affecting international expansion; fluctuations in customer demand; management of rapid growth and transitions to new markets; intensity of competition from or introduction of new and superior products by other providers of automation and control system technology; timing, approval and market acceptance of new product introductions; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Chardan North's filings with the Securities and Exchange Commission, and the registration statement on Form S-4 (Reg. No. 333-132826) . The information set forth herein should be read in light of such risks. Neither Chardan North nor HollySys assumes any obligation to update the information contained in this press release.

In connection with the pending transaction, HLS Systems International Ltd. (“HLS Systems”) has filed with the SEC a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus for the stockholders of Chardan North. The stockholders of Chardan North are urged to read the Registration Statement and the Proxy Statement/Prospectus, when it is available, as well as all other relevant documents filed or to be filed with the SEC, because they will contain important information about HollySys, HLS Systems, Chardan North and the proposed transaction. The final Proxy Statement/Prospectus will be mailed to stockholders of Chardan North after the Registration Statement is declared effective by the SEC. Chardan North stockholders will be able to obtain the Registration Statement, the Proxy Statement/Prospectus and any other relevant filed documents for free at the SEC’s website (www.sec.gov). These documents can also be obtained for free from Chardan North by directing a request to Lori Johnson c/o Chardan Capital, 625 Broadway, Suite 1111, San Diego, CA 92101.

HLS Systems, Chardan North and their respective directors and officers may be deemed to be participants in the solicitation of approvals from Chardan North stockholders in respect of the proposed transaction. Information regarding Chardan North’s participants will be available in the Proxy Statement /Prospectus. Additional information regarding the interests of such participants will be included in the Registration Statement containing the Proxy Statement / Prospectus.

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(Tables to Follow)

Chardan North China Acquisition Corp.	Page 3
February 15, 2007

CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME
(In US Dollars)

	Years Ended June 30,			September 30,
	2004	2005	2006	2005	2006
				(Unaudited)	(Unaudited)

Revenues:
Integrated contract revenue	$51,224,340	$75,027,422	$86,187,820	$20,183,789	$23,619,837
Products sales	1,849,916	4,545,410	3,728,784	754,456	789,908

Total revenues	53,074,256	79,572,832	89,916,604	20,938,245	24,409,745

Cost of integrated contracts	37,569,353	52,164,176	57,107,242	14,417,554	14,310,603
Cost of products sold	338,167	2,518,835	842,813	451,782	236,637

Gross profit	15,166,736	24,889,821	31,966,549	6,068,909	9,862,505

Operating expenses:
Selling	4,521,884	5,646,565	6,378,462	1,110,456	2,043,359
General and administrative	2,678,262	5,136,383	6,483,223	955,851	1,123,636
Research and development	383,059	202,344	77,724	65,971	156,828
Impairment loss	139,937	-	-	-	-
Loss on disposal of assets	11,963	29,511	32,706	820	1,054

Total operating expenses	7,735,105	11,014,803	12,972,115	2,133,098	3,324,877

Income from operations	7,431,631	13,875,018	18,994,434	3,935,811	6,537,628

Other income (expense), net	31,792	194,547	61,228	(2,441	(30,535)
Interest expense, net	(832,110)	(555,796)	(1,088,582)	(260,105	(301,138)
Investment income (loss)	90,492	664,889	618,843	6,583	(79,236)
Subsidy income	2,782	2,292,880	4,355,367	392,954	344,912

Income before income taxes	6,724,587	16,471,538	22,941,290	4,072,802	6,471,631

Income taxes expenses	947,768	401,468	1,368,838	-	384,125

Income before minority interest	5,776,819	16,070,070	21,572,452	4,072,802	6,087,506

Minority interest	1,041,543	2,366,549	3,521,197	304,024	848,140

Net income	$4,735,276	$13,703,521	$18,051,255	$3,768,778	$5,239,366

Weighted average number of common shares	50,000	50,000	50,000	50,000	50,000

Earnings per share	94.71	274.07	361.03	75.38	104.79

Other comprehensive income:
Net income	$4,735,276	$13,703,521	$18,051,255	$3,768,778	$5,239,366
Translation adjustments	1,212	(2,119)	1,149,579	656,701	539,164

Comprehensive income	$4,736,488	$13,701,402	$19,200,834	$4,425,479	$5,778,530